Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

BBR ALO FUND, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid
Fees Previously Paid	$60,000,000(a)	0.01102%	$6,612.00(b)
Total Transaction Valuation	$60,000,000(a)		$6,612.00(b)
Total Fees Due for Filing			-
Total Fees Previously Paid			$6,612.00
Total Fee Offsets			-
Net Fee Due			$ -

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(a)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests. The fee of $6,612.00 was paid by the Fund in connection with filing its initial Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.01102% of the Transaction Valuation.

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